AM 4/2/2002

02022192

IC 3126

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 52593

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 7 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stuart David Goldner, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Frontage Rd, Suite 3195
(No. and Street)

Northfield (City) IL (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas LeFevre (312) 786-5970
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — if individual, state last, first, middle name)

230 W. Monroe, Suite 330 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/2/2002

OATH OR AFFIRMATION

I, Stuart D. Goldner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuart D. Goldner, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Signature

Title

Patricia A. Rhodes
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*RAVID &
BERNSTEIN LLP*
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT

Mr. Stuart D. Goldner
Stuart D. Goldner, Inc.
Northfield, Illinois

We have audited the accompanying statement of financial condition of Stuart D. Goldner, Inc. as of December 31, 2001, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuart D. Goldner. Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 8, 2002

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

STUART D. GOLDNER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 37,816
Due from clearing organization	1,179,308
Other receivables	3,001
Marketable securities, at market value	1,204,401
Property, equipment and intangibles, net	-
JBO preferred stock ownership	10,000
Lease deposit	937
	$ 2,435,463

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 1,076,921
Accrued expenses	33,045
	1,109,966
Stockholder's Equity	1,325,497
	$ 2,435,463

See Notes to Financial Statements.

STUART D. GOLDNER, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Trading income, net of commissions	$ 839,598	
Interest and dividend income:		
Credit interest	36,559	
Short stock interest	29,826	
Dividend income	16,640	
Total Revenues		$ 922,623
EXPENSES:		
Payroll	219,758	
Payroll taxes	18,251	
Office expense	9,674	
Online service fees	35,408	
Professional fees	23,050	
Depreciation expense	4,480	
Amortization expense	132	
Office lease	12,277	
Auto lease	7,089	
Insurance	2,029	
Charitable contribution	3,050	
Meal and entertainment	1,329	
Interest expense	20,119	
Dividend expense	9,116	
Exchange dues/fees	4,734	
Total Expenses		370,496
NET INCOME		$ 552,127

See Notes to Financial Statements.

STUART D. GOLDNER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 1,000	$ 315,510	$ 967,425	$ 1,283,935
Additional paid-in capital		140,000		140,000
Stockholder distributions		(455,510)	(195,055)	(650,565)
Net income			552,127	552,127
Balance, December 31, 2001	$ 1,000	$ -	$ 1,324,497	$ 1,325,497

See Notes to Financial Statements.

STUART D. GOLDNER, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATIONS:		
Net income	$ 552,127	
Adjustments to reconcile net income to net cash used in operations:		
Depreciation and amortization	4,612	
Changes in operating assets and liabilities:		
Decrease in receivables	51,411	
Increase in securities owned	(1,048,860)	
Increase in securities sold, not yet purchased	931,987	
Increase in payables	15,131	
Net cash provided by operations		$ 506,408
INVESTING ACTIVITIES		
Purchase of fixed assets		(4,480)
FINANCING ACTIVITIES:		
Additional paid in capital	140,000	
Stockholder distributions	(650,565)	
Net cash used in financing activities		(510,565)
NET DECREASE IN CASH		(8,637)
CASH, BEGINNING OF YEAR		46,453
CASH, END OF YEAR		$ 37,816

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest	$ 19,525

See Notes to Financial Statements.

1. Organization:

Stuart D. Goldner, Inc. ("Company") was incorporated in Illinois on June 11, 1996. The business of the Company is to engage in market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1996. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the CBOE.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

The Company has elected to be taxed as an "S" Corporation, which does not pay federal income taxes at the entity level. Rather, income is reported by the stockholder on his individual return. The Company is subject to Illinois Replacement tax.

Property and equipment are depreciated on the income tax basis, which is not in accordance with Generally Accepted Accounting Principles (GAAP). However, the effect of this departure on the financial statements is not deemed significant. See Note 12.

3. Fair Value of Financial Instruments:

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

4. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$ 1,204,401	$ 1,076,921

The options stated above represent derivative financial instruments. See Note 6.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital of $931,124, which was $831,124 in excess of its required capital.

6. Derivative Financial Instruments:

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company enters into transactions involving options on corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2001. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

7. Principal Transaction Revenues:

During 2001 the Company's principal transaction revenues consisted of equity activities (including equity shares, options, options on stock indexes) totaling $839,598.

8. Receivable from Clearing Organization:

The amount due from clearing organization results primarily from the proceeds of stock and option sales. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Company are deposited with the clearing organization.

9. JBO Preferred Stock:

The investment represents preferred restricted stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

10. Exchange Membership:

Membership on the CBOE is held in the name of the sole stockholder, who has not charged the Company for its use.

11. Operating Leases:

a. Office Lease:

The Company occupies office facilities under a lease that expires June 30, 2002. The lease provides for monthly rental payments of $1,303, subject to increase for an allocable share of adjustments for property taxes and expenses. A total of $12,277 was charged to expense for 2001.

b. Automobile Lease:

The Company leases a 2001 Volvo under an agreement providing for 36 monthly payments of $772, expiring in April 2004. A total of $7,089 was charged to expense for 2001.

Future minimum payments under the above leases are as follows:

2002	$17,080
2003	9,262
2004	3,087

12. Property, Equipment and Intangible Assets:

Property, equipment and intangible assets as of December 31, 2001 consist of the following:

Computer	$ 7,645
Office furniture	2,667
Office equipment	6,851
Organization costs	996
	18,159
Less accumulated depreciation and amortization	(18,159)
	$ 0

STUART D. GOLDNER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total shareholder's equity, end of year	$ 1,325,497
Less:	
Non-allowable assets	(10,937)
Undue concentration	(48,439)
Haircuts required	(334,997)
NET CAPITAL	931,124
Minimum capital requirement	(100,000)
EXCESS NET CAPITAL	$ 831,124
EXCESS NET CAPITAL AT 1000%	$ 928,031

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 30,926
Ratio: Aggregate indebtedness to Net Capital	3.33% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by the Company as of December 31, 2001

RAVID &
BERNSTEIN LLP
Certified Public Accountants

♦ John V. Basso, CPA
♦ Mark T. Jason, CPA
♦ Phillip C. Ravid, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Mr. Stuart D. Goldner
Stuart D. Goldner, Inc

In planning and performing our audit of the financial statements of Stuart D. Goldner, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by RL Trading Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The shareholder of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the shareholder's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the shareholder has informed us that he exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ravid & Bernstein LLP

February 8, 2002